Exhibit 4

SUPPORT AGREEMENT

This Support Agreement, dated September 29, 2015 (this “Agreement”), is by and among the Persons (as defined herein) listed on Schedule A hereto (collectively, “Third Point,” and each individually, a “member” of Third Point) and Baxter International Inc., a Delaware corporation (the “Company”).

WHEREAS, Third Point and its Affiliates (as defined herein) collectively beneficially own, an aggregate of 53,850,000 shares of common stock of the Company, par value $1.00 (the “Common Stock”), and hold an economic equivalent of 4,500,000 additional shares via a short position in cash-settled put options;

WHEREAS, the Company has determined that it is in the best interests of the Company and its stockholders and Third Point has determined that it is in its best interests to come to an agreement with respect to certain matters in respect of the Company’s Board of Directors (the “Board”) and certain other matters, as provided in this Agreement.

NOW, THEREFORE, in consideration of and reliance upon the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. Board Representation and Board Matters.

(a) Concurrently with the execution of this Agreement, the Company has (i) increased the size of the Board by one (1) director to eleven (11) directors such that there would be one vacancy in the class of directors slated to stand for election at the Company’s 2017 Annual Meeting of Stockholders (the “2017 Annual Meeting”) (the “2017 Class”) and (ii) appointed Munib Islam to fill the newly created vacancy in the 2017 Class and serve as a 2017 Class director of the Company (and including any Replacement, the “2017 Class New Director”). The Company and Third Point agree to use reasonable best efforts to, within thirty (30) days from the date hereof, agree upon the appointment of an additional director, who shall be an independent director with significant industry experience and with other characteristics consistent with those heretofore discussed between Third Point and the Company, and immediately thereafter, the Company shall (i) increase the size of the Board by one (1) additional director to twelve (12) directors such that there would be one vacancy in the class of directors slated to stand for election at the Company’s 2016 Annual Meeting of Stockholders (the “2016 Annual Meeting”) (the “2016 Class”) and (ii) appoint such agreed upon independent director to fill the newly created vacancy in the 2016 Class and serve as a 2016 Class director of the Company (and including any Replacement, as defined herein, the “2016 Class New Director” and together with the 2017 Class New Director, the “New Directors,” and each a “New Director”). Prior to the appointment of the 2016 Class New Director, the 2016 Class New Director will have delivered and the Company will have accepted (x) a completed standard director and officer questionnaire of the Company (the “D&O Questionnaire”), (y) an executed letter in the form attached hereto as Exhibit A-1 (the “2016 Nominee Letter”) and (z) the executed irrevocable resignation in the form attached hereto as Exhibit B-2 (the “2016 Class Resignation,” and together with the D&O Questionnaire and the 2016 Nominee Letter, the “2016

Nomination Documents”). To the extent the Company’s obligations under this Section 1 have not terminated pursuant to Section 1(h), the Company hereby agrees not to increase the size of the Board to be larger than thirteen (13) persons.

(b) The Company’s slate of nominees for election as directors of the Company at the 2016 Annual Meeting shall include the 2016 Class New Director.

(c) The Company will use reasonable best efforts to cause the election of the 2016 Class New Director to the Board at the 2016 Annual Meeting (including recommending that the Company’s stockholders vote in favor of the election of the 2016 Class New Director (along with all of the Company’s nominees) and otherwise supporting the 2016 Class New Director for election in a manner no less rigorous and favorable than the manner in which the Company supports its other nominees in the aggregate).

(d) For so long as the 2017 Class New Director serves on the Board, but subject to (x) compliance with New York Stock Exchange listing requirements regarding independence of directors and committee members, including applicable enhanced requirements with respect to certain committees, including (i) the Audit Committee (taking into account, so long as applicable, the safe harbor provided pursuant to Rule 10A-3(e)(1)(ii)(A) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) and (ii) the Compensation Committee, and (y) compliance with changes in applicable law after the date of this Agreement (collectively, the “Independence Requirements”), the 2017 Class New Director shall be, and concurrently with the execution of this Agreement has been, appointed to the Audit Committee of the Board; provided that such 2017 Class New Director, in his sole discretion, may decline to serve on such committee at any time. The Board, based on information provided by the 2017 Class New Director has determined that, as of the date hereof, the 2017 Class New Director satisfies the Independence Requirements. In addition, for so long as the 2017 Class New Director serves on the Board (or, if earlier, the hiring of a new Chief Executive Officer of the Company), the 2017 Class New Director will be included as a member of the Company’s Chief Executive Officer Search Working Group. Following his or her appointment to the Board, for so long as the 2016 Class New Director serves on the Board, but subject to the Independence Requirements, the 2016 Class New Director shall be offered the opportunity to become a member of the Compensation Committee and the Corporate Governance Committee of the Board; provided that such 2016 Class New Director, in his or her sole discretion, may decline to serve on either such committee.

(e) At all times prior to completion of the 2017 Annual Meeting but provided that at least one New Director remains a member of the Board, the 2017 Class New Director or, if he declines (or is no longer a member of the Board), the 2016 Class New Director (following his or her appointment to the Board), shall be offered the opportunity to be a member of each committee of the Board which may be created by the Board following execution of this Agreement, and upon election to become such a member the Board shall effect such change in committee composition promptly, subject to satisfaction of the Independence Requirements, as applicable, and assuming the absence of conflicts of interest involving such New Director relevant to such committee’s activities.

(f) Should any New Director resign from the Board or be rendered unable to, or refuse to, be appointed to, or for any other reason fail to serve or is not serving on, the Board (other than (i) as a result of not being nominated by the Company at an annual meeting at which such New Director would be required to stand for re-election pursuant to the Company’s certificate of incorporation to remain on the Board (such meeting, the “Re-election Meeting”), except if the Company was required to so nominate such New Director pursuant to this Agreement, or (ii) as a result of the application of Section 1(h) below), Third Point shall be entitled to designate a replacement board member for such New Director that is reasonably satisfactory to the Board, consistent with the standards and processes followed in connection with the initial appointment of the New Directors, including with respect to Independence Requirements (a “Replacement”), and the Company shall take all necessary action to implement the foregoing as promptly as practicable, and in no event later than twenty (20) days after designation of the replacement by Third Point. Any such Replacement who becomes a Board member in replacement of a New Director shall be deemed to be a New Director for all purposes under this Agreement (of the same class, if applicable) and, prior to his or her appointment to the Board, shall be required to (1) provide to the Company (x) in the case of a Replacement for the 2016 Class New Director, the 2016 Nomination Documents, (y) in the case of a Replacement for the 2017 Class New Director, (I) a completed D&O Questionnaire, (II) an executed letter in the form attached hereto as Exhibit A-2 and (III) the executed irrevocable resignation in the form attached hereto as Exhibit B-1 (the “2017 Class Resignation”) and (z) to the extent requested by the Company, a duly executed copy of a confidentiality agreement with the Company substantially equivalent in form and substance to the Confidentiality Agreement previously executed by the parties hereto (the “Existing Confidentiality Agreement”), or a joinder to the Existing Confidentiality Agreement, and (2) otherwise satisfy the evaluation procedures of the Corporate Governance Committee of the Board in accordance with the practices of the Corporate Governance Committee and the Board. The 2016 Class Resignation and the 2017 Class Resignation are collectively referred to herein as the “Resignations.”

(g) For any annual meeting at which the 2017 Class New Director is nominated by the Company and agrees to serve, the Company shall use reasonable best efforts to cause the election of such 2017 Class New Director so nominated by the Company (including recommending that the Company’s stockholders vote in favor of the election of such 2017 Class New Director and otherwise supporting the 2017 Class New Director for election in a manner no less rigorous and favorable than the manner in which the Company supports its other nominees in the aggregate).

(h) Notwithstanding the foregoing Sections 1(a) through 1(g), if at any time after the date of this Agreement (A) Third Point, together with the Third Point Affiliates (as defined below), ceases collectively to beneficially own or have other ownership interest in aggregate Net Long Positions of at least 27,000,000 shares of Common Stock (as adjusted for any stock dividends, combinations, splits, recapitalizations and similar pro rata adjustments), or (B) Third Point materially breaches any obligation under this Agreement or the Existing Confidentiality Agreement and fails to cure such breach (to the extent it is curable) within ten (10) business days after receipt by Third Point of written notice from the Company specifying any such breach then, in the case of (A) or (B), (x) the 2017 Class Resignation of the 2017 Class New Director shall become immediately effective, and (y) the Company shall have no further obligations under this Section 1 or Section 2(b). In furtherance of this Section 1(h), the 2017 Class New Director shall have, prior to the date of this Agreement, executed and delivered the 2017 Class Resignation to the Company. Third Point shall keep the Company regularly apprised of its (and the Third Point Affiliates’) ownership position in respect of the Common Stock (including Net Long Positions) to the extent such positions differ from the ownership positions publicly reported on Third Point’s Schedule 13D (including amendments thereto). For purposes of this Agreement, the term “Affiliate” shall have the meaning set forth in Rule 12b-2 promulgated by the Securities and Exchange Commission (the “SEC”) under the Exchange Act; provided that “Affiliate” shall not include any entity whose equity securities are registered under the Exchange Act (or are publicly traded in a foreign jurisdiction), solely by reason of the fact that a principal of Third Point serves as a member of its board of directors or similar governing body, unless Third Point otherwise controls such entity (as the term “control” is defined in Rule 12b-2 promulgated by the SEC under the Exchange Act), and the term “Persons” or “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability or unlimited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature.

(i) At all times while serving as a member of the Board, it is acknowledged and agreed that the New Directors shall be required to comply with all policies, procedures, processes, codes, rules, standards and guidelines applicable to Board members, including the Company’s code of conduct, securities trading policies, anti-hedging policies, Regulation FD-related policies, director confidentiality policies and corporate governance guidelines, copies of which, in each case, have been provided to Third Point and will be provided to the 2016 Class New Director, and preserve the confidentiality of the Company’s business and information, including discussions or matters considered in meetings of the Board or Board committees (all subject to Section 6 of this Agreement permitting certain disclosures); provided that, without limitation of and subject to compliance with Third Point’s obligations (or the obligations of the Specified Third Point Personnel, as defined therein) under the Existing Confidentiality Agreement, (i) Third Point and its Affiliates (excluding the 2017 Class New Director in his capacity as such) shall not be deemed a covered person under any trading policy of the Company and (ii) any amendments to or replacements of such policies shall similarly not apply to, or shall otherwise exempt, Third Point and its Affiliates. Each New Director’s obligations under this Agreement are in addition to the fiduciary and common law duties of any director of a Delaware corporation.

2. Certain Other Matters.

(a) Each New Director shall be entitled to resign from the Board at any time in his or her discretion. For purposes of this Agreement, the “Standstill Period” shall mean the period from the date of this Agreement until the later of (i) 12:01 a.m., Eastern time, on the 45th day prior to the advance notice deadline for making director nominations at the 2017 Annual Meeting and (ii) twenty (20) days after such time as the 2017 Class New Director (or his Replacement, if applicable) is no longer a member of the Board. If either New Director (or his or her Replacement, if applicable) agrees to be included as a director nominee for election at any Stockholders Meeting other than as a director nominated by the Board for election at such Stockholders Meeting, the applicable Resignation previously provided by such New Director shall become effective.

(b) The Company agrees that for so long as any New Director (or any Replacement) is on the Board, the Company shall promptly notify Third Point, in writing, as to the Board’s decision whether or not to nominate a New Director (or any Replacement) for election at a Re-election Meeting (which written notice from the Company, if any, shall in any event be delivered to Third Point not later than forty-five (45) days prior to the advance notice deadline for making director nominations at the Re-election Meeting) and the Board shall take all appropriate action to cause such Re-election Meeting not to be held prior to ninety (90) days following the time Third Point is notified that a New Director has not been so nominated.

(c) During the Standstill Period, no member of Third Point shall, directly or indirectly, and each member of Third Point shall cause each Third Point Affiliate not to, directly or indirectly (it being understood and agreed that the following restrictions shall not apply to the actions of a New Director in respect of such New Director’s participation in Board and Board committee meetings (including votes on and discussions regarding matters at such meetings) in such New Director’s capacity as a director of the Company):

(i) (A) solicit proxies or written consents of stockholders or conduct any other type of referendum (binding or nonbinding) with respect to, or from the holders of, the Voting Securities (as defined below), or become a “participant” (as such term is defined in Instruction 3 to Item 4 of Schedule 14A promulgated under the Exchange Act) in or assist any Person not a party to this Agreement (a “Third Party”) in any “solicitation” of any proxy, consent or other authority (as such terms are defined under the Exchange Act) to vote any shares of the Voting Securities (other than such encouragement, advice or influence that is consistent with Company management’s recommendation in connection with such matter), or (B) control or exert influence over or seek to control or exert influence over the voting of any Voting Securities as to which a Third Party that is counterparty to any Net Long Position of Third Point possesses power to vote or direct the voting (other than such control or influence that is consistent with Company management’s recommendation in connection with such matter);

(ii) encourage, advise or influence any other Person or assist any Third Party in so encouraging, assisting or influencing any Person with respect to the giving or withholding of any proxy, consent or other authority to vote or in conducting any type of referendum (other than such encouragement, advice or influence that is consistent with Company management’s recommendation in connection with such matter);

(iii) form or join in a partnership, limited partnership, syndicate or other group, including a “group” as defined under Section 13(d) of the Exchange Act, with respect to the Voting Securities (including any Net Long Position) (for the avoidance of doubt, excluding any group composed solely of Third Point and the Third Point Affiliates) or otherwise support or participate in any effort by a Third Party with respect to the matters set forth in clauses (i), (vii) or (viii) of this Section 2(c);

(iv) present at any annual meeting or any special meeting of the Company’s stockholders any proposal for consideration for action by stockholders or seek the removal of any member of the Board or (except as expressly permitted in this Agreement with respect to a Replacement) propose any nominee for election to the Board or seek representation on the Board;

(v) other than in (i) market transactions where the identity of the purchaser is not known,(ii) underwritten public offerings and (iii) bought deals, sell, offer or agree to sell directly or indirectly, through swap, hedging or derivative transactions or otherwise, any securities of the Company, or any rights decoupled from the underlying Voting Securities held by Third Point to any Third Party unless (A) such Third Party is a passive investor that has not filed a Schedule 13D and would not as a result of the purchase of the securities of the Company be required to file a Schedule 13D, and (B) such sale, offer, or agreement to sell would not knowingly result in such Third Party, together with its Affiliates, owning, controlling or otherwise having any beneficial or other ownership interest in the aggregate that is the equivalent of five percent (5%) or more of the Voting Securities outstanding at such time or would increase the beneficial or other ownership interest of any Third Party who, together with its Affiliates, has a beneficial or other ownership interest in the aggregate that is the equivalent of five percent (5%) or more of the Voting Securities outstanding at such time, except in each case in a transaction approved in advance by the Board;

(vi) grant any proxy, consent or other authority to vote with respect to any matters (other than to the named proxies included in the Company’s proxy card for a Stockholders Meeting) or deposit any Voting Securities of the Company in a voting trust or subject them to a voting agreement or other arrangement of similar effect with respect to any Stockholders Meeting except as provided in Section 2(d) below (excluding customary brokerage accounts, margin accounts, prime brokerage accounts and the like);

(vii) make any request for stockholders list materials or other books and records of the Company under Section 220 of the Delaware General Corporation Law or otherwise;

(viii) institute, solicit or join, as a party, any litigation, arbitration or other proceeding against the Company or any of its Subsidiaries (as defined below) or any of their respective current or former directors or officers (including derivative actions), other than litigation by Third Point to enforce the provisions of this Agreement;

(ix) without the prior written approval of the Board, separately or in conjunction with any other Person in which it is or proposes to be either a principal, partner or financing source or is acting or proposes to act as broker or agent for compensation, propose (publicly, privately or to the Company) or effect any merger, consolidation, business combination, tender or exchange offer, sale or purchase of assets, sale or purchase of securities, dissolution, liquidation, reorganization, restructuring, recapitalization, extraordinary dividend, significant share repurchase or similar transaction of or involving the Company or any of its Affiliates or a material amount of the assets or businesses of the Company or actively encourage, initiate or support any other Third Party in any such activity;

(x) purchase or cause to be purchased or otherwise acquire or agree to acquire Beneficial Ownership of any Voting Securities (including adding to any Net Long Position and, for purposes of this calculation, including any Synthetic Positions) such that Third Point and the Third Point Affiliates would collectively beneficially own (including for purposes of this calculation, any net long Synthetic Positions as beneficial ownership of the associated Voting Securities) more than thirteen percent (13%) of the Company’s issued and outstanding Voting Securities at such time;

(xi) except as set forth herein, take any action in support of or make any proposal or request that constitutes (A) controlling, changing or influencing the Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board, (B) any material change in the capitalization, stock repurchase programs and practices, capital allocation programs and practices or dividend policy of the Company, (C) any other material change in the Company’s management, business or corporate structure or (D) seeking to have the Company waive or make amendments or modifications to the Company’s certificate of incorporation or by-laws;

(xii) enter into any negotiations, agreements, arrangements or understandings with any Third Party with respect to the matters set forth in this Section 2; or

(xiii) request, directly or indirectly, any amendment or waiver of the foregoing in a manner that would be reasonably likely to require public disclosure by Third Point (or any of its Affiliates) or the Company.

As used in this Agreement, the term “Voting Securities” shall mean the Common Stock, and any other securities of the Company entitled to vote in the election of directors, or securities convertible into, or exercisable or exchangeable for, Common Stock or other securities, whether or not subject to the passage of time or other contingencies.

As used in this Agreement, the term “Beneficial Ownership” of Voting Securities means ownership of (i) Voting Securities and (ii) rights or options to own or acquire any Voting Securities (whether such right or option is exercisable immediately or only after the passage of time or upon the satisfaction of one or more conditions (whether or not within the control of such Person), compliance with regulatory requirements or otherwise). For purposes of this Section 2, no Person shall be, or be deemed to be, the “Beneficial Owner” of, or to “beneficially own,” any securities beneficially owned by any director of the Company to the extent such securities were acquired directly from the Company by such director as or pursuant to director compensation for serving as a director of the Company.

(d) Until the end of the Standstill Period, Third Point together with all controlled Affiliates of the members of Third Point (such controlled Affiliates, collectively and individually, the “Third Point Affiliates”) shall cause all Voting Securities owned by them directly or indirectly, whether owned of record or beneficially owned, as of the record date for any annual or special meeting of stockholders (each, a “Stockholders Meeting”) within the Standstill Period, in each case that are entitled to vote at any such Stockholders Meeting, to be present for quorum purposes and to be voted, at all such Stockholders Meetings or at any adjournments or postponements thereof, (i) for all directors nominated by the Board for election at such Stockholders Meeting and (ii) in accordance with the recommendation of the Board on any other proposals or other business that comes before any Stockholders Meeting.

3. Election of Directors.

(a) The Company agrees to initiate a proceeding in a court in the State of Delaware with jurisdiction over the matter (the “Court”) seeking a determination that an affirmative vote of at least two-thirds of the Company’s shares of Common Stock would be sufficient under the Company’s amended and restated certificate of incorporation (the “Charter”) to effect an amendment of Article Sixth of the Charter (the “Declassification Ruling”), with such vote to occur at the 2016 Annual Meeting. The Company agrees that Third Point and outside legal counsel of Third Point’s choosing shall have a reasonable opportunity to review and comment on, and the Company shall be reasonably responsive to Third Point’s suggestions regarding, any material documentation prior to its filing with the Court and Third Point and its counsel will have the opportunity to participate in a reasonable number of teleconferences with the Company and its counsel in connection with any such filings with the Court. If the Court provides the requested Declassification Ruling to the Company, the Company agrees to propose an amendment to the Charter substantially in the form attached as Exhibit D hereto at the 2016 Annual Meeting and to recommend stockholders vote in favor of such amendment.

(b) If the Court does not provide the Declassification Ruling by thirty (30) days prior to the record date for the 2016 Annual Meeting, the Company shall, upon timely written request by Third Point, submit an amendment to the Charter substantially in the form attached as Exhibit D hereto to eliminate the classified Board to be voted on at the 2016 Annual Meeting and the Company will recommend stockholders vote in favor of such amendment. In connection with such vote, notwithstanding any restrictions contained in this Agreement, Third Point shall be permitted to pursue and take any reasonable actions related to securing the necessary votes for the approval of such amendment by stockholders. Such actions may include, but are not limited to, creating holders of Common Stock to vote to adopt the amendment. The Company will support Third Point’s actions and provide reasonable cooperation (including taking any actions reasonably requested and necessary with respect to the Company’s transfer agent) with respect to Third Point’s actions. If Third Point pursues such actions to declassify the Board under this Section 3(b), the Company shall reimburse Third Point for all documented out-of-pocket costs, fees and expenses reasonably incurred and paid by Third Point in connection with its efforts to cause such amendment to be adopted.

4. Non-Disparagement. During the Standstill Period, Third Point and the Company agree to not make, or cause to be made, any statement or announcement that relates to and constitutes an ad hominem attack on, or relates to and otherwise disparages, the other party or any of its subsidiaries (each a “Subsidiary”) or their respective business, operations or financial performance, officers or directors or any person who has served as an officer or director of either party or any Subsidiary in the past, or who serves on or following the date of this Agreement as an officer, director or agent of either party or any Subsidiary (a) in any document or report filed with or furnished to the SEC or any other governmental agency, (b) in any press release or other publicly available format or (c) to any analyst, journalist or member of the media (including without limitation, in a television, radio, internet, newspaper or magazine interview).

5. Public Announcements. Promptly following the execution of this Agreement, the Company and Third Point shall announce this Agreement by means of jointly issued press release in the form attached hereto as Exhibit C (the “Press Release”). Neither the Company (and the Company shall cause each of its subsidiaries, directors and officers not to) nor Third Point or any Third Point Affiliate shall make or cause to be made any public announcement or statement with respect to the subject of this Agreement that is contrary to the statements made in the Press Release, except as required by law or the rules of any stock exchange or with the prior written consent of the other party. The Company acknowledges that Third Point intends to file this Agreement and the Press Release as exhibits to its Schedule 13D pursuant to an amendment. The Company shall have reasonable advance review and consultation rights upon any Schedule 13D filing (or amendment thereto) made by Third Point with respect to this Agreement. Third Point acknowledges and agrees that the Company intends to (i) file this Agreement and file or furnish the Press Release with the SEC as exhibits to a Current Report on Form 8-K and to file this Agreement as an exhibit to future filings with the SEC and (ii) file a Current Report on Form 8-K announcing appointment of the 2016 New Director once appointed and may issue a press release (and file or furnish such press release as an exhibit to such 8-K) in connection with such appointment.

6. Confidentiality Agreement. The Company hereby agrees that the 2017 Class New Director is permitted to and may provide confidential information to certain specified officers and employees of Third Point subject to and solely in accordance with the terms of the Existing Confidentiality Agreement.

7. Representations and Warranties of All Parties. Each of the parties represents and warrants to the other party that: (a) such party has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder; (b) this Agreement has been duly and validly authorized, executed and delivered by it and is a valid and binding obligation of such party, enforceable against such party in accordance with its terms; and (c) this Agreement will not result in a violation of any terms or conditions of any agreements to which such Person is a party or by which such party may otherwise be bound or of any law, rule, license, regulation, judgment, order or decree governing or affecting such party.

8. Representations and Warranties of Third Point. Each member of Third Point jointly represents and warrants that, as of the date of this Agreement: (a) Third Point, together with all of the Third Point Affiliates, collectively beneficially own an aggregate of 53,850,000 shares of Common Stock and hold an economic equivalent of 4,500,000 additional shares via a short position in cash-settled put options; (b) except for such ownership, no member of Third Point, individually or in the aggregate with all other members of Third Point and the Third Point Affiliates, has any other Beneficial Ownership of any Voting Securities or any Net Long Position in any other Voting Securities; (c) Third Point has not provided or agreed to provide, and will not provide, any compensation in cash or otherwise to any New Director, solely, in his or her capacity as a director or director nominee of the Company in connection with such New Director’s nomination and appointment to, or service on, the Board; and (d) Third Point, collectively with the Third Point Affiliates, except as described above, has no Synthetic Positions. The term “Net Long Position” shall mean such Person’s net long position, as defined in Rule 14e-4 under the Exchange Act, mutatis mutandis, in respect of the Voting Securities. The term “Synthetic Position” shall mean either of (i) any short sale or any purchase, sale or grant of any option, warrant, convertible security, stock appreciation right, or other security, contract right or derivative position or similar right (including any put or call option or “swap” transaction with respect to any security, other than a broad based market basket or index), whether or not presently exercisable, that has an exercise or conversion privilege or a settlement payment or mechanism at a price related to the value of the Voting Securities or a value determined in whole or in part with reference to, or derived in whole or in part from, the value of the Voting Securities and that increases in value as the market price or value of the Voting

Securities decreases or that provides to the holder an opportunity, directly or indirectly, to profit or share in any profit derived from any decrease in the value of the Voting Securities or (ii) any purchase, sale or grant of any option, warrant, convertible security, stock appreciation right, or other security, contract right or derivative position or similar right (including any put or call option or “swap” transaction with respect to any security, other than a broad based market basket or index), whether or not presently exercisable, that has an exercise or conversion privilege or a settlement payment or mechanism at a price related to the value of the Voting Securities or a value determined in whole or in part with reference to, or derived in whole or in part from, the value of the Voting Securities and that increases in value as the market price or value of the Voting Securities increases or that provides to the holder an opportunity, directly or indirectly, to profit or share in any profit derived from any increase in the value of the Voting Securities, in each case of (i) and (ii), regardless of whether (x) such derivative conveys any voting rights in such Voting Securities to such Person or any of such Person’s Affiliates, (y) such derivative is required to be, or capable of being, settled through delivery of such securities, or (z) such Person or any of such Person’s Affiliates may have entered into other transactions that hedge the economic effect of such derivative. A Synthetic Position shall not include (1) any interests, rights, options or other securities set forth in Rule 16a-1(c)(1)-(5) or (7) of the General Rules and Regulations under the Exchange Act or (2) any Voting Securities beneficially owned (as defined in Rule 13d-3 under the Exchange Act) by such Person or its Affiliates or any Net Long Position held by such Person or its Affiliates.

9. Miscellaneous. The parties hereto recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy. Accordingly, each party agrees that in addition to other remedies the other party shall be entitled to at law or equity, the other party shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Court of Chancery or, if the Court of Chancery does not have jurisdiction, other federal or state courts of the State of Delaware. Furthermore, each of the parties hereto: (a) consents to submit itself to the personal jurisdiction of the Court of Chancery or, if the Court of Chancery does not have jurisdiction, other federal or state courts of the State of Delaware in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement; (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (c) agrees that it shall not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the Court of Chancery or, if the Court of Chancery does not have jurisdiction, other federal or state courts of the State of Delaware, and each of the parties irrevocably waives the right to trial by jury with respect to any matter arising under or related to this Agreement; and (d) irrevocably consents to service of process by a reputable overnight mail delivery service, signature requested, to the address of such party’s principal place of business or as otherwise provided by applicable law. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES OF SUCH STATE.

10. No Waiver. Any waiver by any party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

11. Entire Agreement. This Agreement, together with the Existing Confidentiality Agreement, contains the entire understanding of the parties with respect to the subject matter hereof and may be amended only by an agreement in writing executed by the parties hereto.

12. Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, if (a) given by email, when such email is sent to the email address set forth below during normal business hours and the appropriate confirmation is received or (b) if given by any other means, when actually received during normal business hours at the address specified in this subsection:

if to the Company:

Baxter International Inc.

One Baxter Parkway

Deerfield, Illinois 60015

Attention:            General Counsel

Email:                  general_counsel@baxter.com

With a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

155 N. Wacker Drive

Suite 2700

Chicago, Illinois 60606

Attention:            Charles W. Mulaney, Jr.

                             Gary P. Cullen

Email:                 charles.mulaney@skadden.com

                             gary.cullen@skadden.com

if to Third Point:

Third Point LLC

390 Park Avenue, 18th Floor

New York, New York 10022

Attention:            Josh Targoff, Chief Operating Officer and

                             General Counsel

Email:                  jtargoff@thirdpoint.com

With a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, New York 10166

Attention:            Dennis Friedman

                             Eduardo Gallardo

Email:                 DFriedman@gibsondunn.com

                             EGallardo@gibsondunn.com

13. Severability. If at any time subsequent to the date of this Agreement, any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of this Agreement.

14. Counterparts. This Agreement may be executed in two or more counterparts which together shall constitute a single agreement.

15. Successors and Assigns. This Agreement shall not be assignable by any of the parties to this Agreement. This Agreement, however, shall be binding on successors of the parties hereto.

16. No Third Party Beneficiaries. This Agreement is solely for the benefit of the parties hereto and is not enforceable by any other Persons.

17. Fees and Expenses. Neither the Company, on the one hand, nor Third Point, on the other hand, will be responsible for any fees or expenses of the other in connection with this Agreement.

18. Interpretation and Construction. Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said independent counsel. Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this Agreement shall be decided without regards to events of drafting or preparation. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The term “including” shall be deemed to mean “including without limitation” in all instances.

19. Amendments. This Agreement may only be amended pursuant to a written agreement executed by Third Point and the Company.

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, or caused the same to be executed by its duly authorized representative as of the date first above written.

BAXTER INTERNATIONAL INC.

By:	/s/ David P. Scharf
Name:	David P. Scharf
Title:	Corporate Vice President, General Counsel and Corporate Secretary

[Signature Page to Support Agreement]

THIRD POINT LLC

By:	/s/ Josh Targoff
Name:	Josh Targoff
Title:	Chief Operating Officer and General Counsel

THIRD POINT PARTNERS L.P.
THIRD POINT PARTNERS QUALIFIED L.P.
THIRD POINT OFFSHORE MASTER FUND L.P.
THIRD POINT ULTRA MASTER FUND L.P.
THIRD POINT REINSURANCE COMPANY, LTD.

By:	Third Point LLC, its investment manager

By:	/s/ Josh Targoff
Name:	Josh Targoff
Title:	Chief Operating Officer and General Counsel

THIRD POINT ADVISORS LLC

By:	/s/ Josh Targoff
Name:	Josh Targoff
Title:	Chief Operating Officer and General Counsel

THIRD POINT ADVISORS II LLC

By:	/s/ Josh Targoff
Name:	Josh Targoff
Title:	Chief Operating Officer and General Counsel

DANIEL S. LOEB

/s/ Daniel S. Loeb

MUNIB ISLAM

/s/ Munib Islam

[Signature Page to Support Agreement]

SCHEDULE A

Third Point LLC

Third Point Partners L.P.

Third Point Partners Qualified L.P.

Third Point Offshore Master Fund L.P.

Third Point Ultra Master Fund L.P.

Third Point Reinsurance Company, Ltd.

Third Point Advisors LLC

Third Point Advisors II LLC

Daniel S. Loeb

Munib Islam

EXHIBIT A-1

FORM OF NOMINEE LETTER (2016 CLASS)

                    , 2015

Attention: Board of Directors

Baxter International Inc.

One Baxter Parkway

Deerfield, Illinois 60015

Re:	Consent

Ladies and Gentlemen:

I hereby consent to (a) serve as a director of Baxter International Inc. (the “Company”), effective [DATE], (b) if nominated by the Company, be named as a nominee for the position of director of the Company in the Company’s proxy statement for the Company’s 2016 Annual Meeting of Stockholders (the “2016 Annual Meeting”) and (c) serve as a director if I am so elected at the 2016 Annual Meeting. I also agree that, after the date hereof, I will provide to the Company, as requested by the Company from time to time, such information as the Company is entitled to reasonably receive from other members of the Company’s Board of Directors (the “Board”) and as is required to be disclosed in proxy statements or other reports or filings under applicable law or securities exchange listing requirements.

At all times while serving as a member of the Board, I agree to comply with all policies, procedures, processes, codes, rules, standards and guidelines applicable to Board members, including the Company’s code of conduct, securities trading policies, anti-hedging policies, Regulation FD-related policies, director confidentiality policies and corporate governance guidelines, in each case that have been identified to me, and preserve the confidentiality of the Company’s business and information, including discussions or matters considered in meetings of the Board or Board committees. I acknowledge and agree that the foregoing obligations are in addition to the fiduciary and common law duties of any director of a Delaware corporation.

Sincerely,

Name:

A-1

EXHIBIT A-2

FORM OF NOMINEE LETTER (2017 CLASS)

                    , 2015

Attention: Board of Directors

Baxter International Inc.

One Baxter Parkway

Deerfield, Illinois 60015

Re:	Consent

Ladies and Gentlemen:

This letter is delivered pursuant to Section 1(f) of the Support Agreement, dated as of September 29, 2015 (the “Agreement”), by and among Baxter International Inc. and Third Point (as defined therein). Capitalized terms used herein but not defined shall have the meaning set forth in the Agreement.

In connection with the Agreement, I hereby consent to serve as a director of the Company effective [DATE]. I also agree that, after the date hereof, I will provide to the Company, as requested by the Company from time to time, such information as the Company is entitled to reasonably receive from other members of the Board and as is required to be disclosed in proxy statements or other reports or filings under applicable law or securities exchange listing requirements.

At all times while serving as a member of the Board, I agree to comply with all policies, procedures, processes, codes, rules, standards and guidelines applicable to Board members, including the Company’s code of conduct, securities trading policies, anti-hedging policies, Regulation FD-related policies, director confidentiality policies and corporate governance guidelines, in each case that have been identified to me, and preserve the confidentiality of the Company’s business and information, including discussions or matters considered in meetings of the Board or Board committees (all subject to the provisions of the Existing Confidentiality Agreement with the Company permitting certain disclosures). I acknowledge and agree that the foregoing obligations are in addition to the fiduciary and common law duties of any director of a Delaware corporation.

Sincerely,

Name:

A-2

EXHIBIT B-1

IRREVOCABLE RESIGNATION (2017 CLASS)

                    , 2015

Attention: Board of Directors

Baxter International Inc.

One Baxter Parkway

Deerfield, Illinois 60015

Re:	Resignation

Ladies and Gentlemen:

This irrevocable resignation is delivered pursuant to Section 1(f), 1(h) or 2(a) of the Support Agreement, dated as of September 29, 2015 (the “Agreement”), by and among Baxter International Inc. and Third Point (as defined therein). Capitalized terms used herein but not defined shall have the meaning set forth in the Agreement.

Following the date of the Agreement, but effective only upon the earliest to occur of (a) such time as I agree to be included as a director nominee for election at any Stockholders Meeting, other than as a director nominated by the Board for election at such Stockholders Meeting, (b) Third Point, together with all of the Third Point Affiliates, ceases collectively to beneficially own or have other ownership interest in aggregate Net Long Positions of at least 27,000,000 shares of Common Stock (as adjusted for any stock dividends, combinations, splits, recapitalizations and similar pro rata adjustments) and (c) Third Point materially breaches any obligation under the Agreement or the Existing Confidentiality Agreement and fails to cure such breach (to the extent it is curable) within ten (10) business days after receipt by Third Point of written notice from the Company specifying any such breach, I hereby resign from my position as a director of the Company and from any and all committees of the Board on which I serve.

Sincerely,

Name:

B-1

EXHIBIT B-2

IRREVOCABLE RESIGNATION (2016 CLASS)

                    , 2015

Attention: Board of Directors

Baxter International Inc.

One Baxter Parkway

Deerfield, Illinois 60015

Re:	Resignation

Ladies and Gentlemen:

This irrevocable resignation is delivered pursuant to Section 1(a), 1(f) or 2(a) of the Support Agreement, dated as of September 29, 2015 (the “Agreement”), by and among Baxter International Inc. and Third Point (as defined therein). Capitalized terms used herein but not defined shall have the meaning set forth in the Agreement.

Following the date of the Agreement, but effective only upon such time as I agree to be included as a director nominee for election at any Stockholders Meeting, other than as a director nominated by the Board for election at such Stockholders Meeting, I hereby resign from my position as a director of the Company and from any and all committees of the Board on which I serve.

Sincerely,

Name:

B-2

EXHIBIT C

PRESS RELEASE

Media Contact:

Deborah Spak, (224) 948-2349

media@baxter.com

Investor Contact:

Clare Trachtman, (224) 948-3085

Joele Frank, Wilkinson Brimmer Katcher

Matthew Sherman / Kelly Sullivan / Becky McClain

(212) 355-4449

Third Point LLC

Elissa Doyle

212.715.4907; edoyle@thirdpoint.com

Baxter Appoints Munib Islam to Board;

Announces Agreement with Third Point

DEERFIELD, Ill. – [            ], 2015 – Baxter International Inc. (NYSE: BAX) today announced it has reached an agreement with Third Point LLC to appoint Munib Islam to its Board of Directors immediately and add another, mutually agreed upon independent director in the near-term. Mr. Islam, a Partner at Third Point, will serve on the Board’s executive search working group and audit committee. The company’s Board will increase to 12 members with the addition of the two new directors.

“We are pleased to welcome Munib to the Board. He will provide fresh perspectives from the company’s largest shareholder and will be able to draw upon his significant capital allocation and public market experience,” said Thomas T. Stallkamp, lead independent director of Baxter. “We are committed to fostering long-term growth and believe his addition will augment Baxter’s commitment to accelerating profitable growth as a leading global medical products provider,” added Stallkamp.

Mr. Islam is a Partner at Third Point, where he leads equity research, and sits on the firm’s Risk Committee. Mr. Islam previously worked at Highbridge Capital, where he was a Managing Director and the Portfolio Manager of the Highbridge European Value Equities fund. Earlier in his career, Mr. Islam worked at the private equity firm Oak Hill Capital and as an investment banker at Lazard LLC. He received a bachelor’s degree in economics from Dartmouth College and an MBA from Stanford University.

“Following the spinoff of Baxalta, Baxter has a unique opportunity to increase both its margins and its market share in the growing, innovative medical products industry,” said Islam. “I’m confident the Board will benefit by including a significant shareholder’s perspective and am committed to working with the Board to unlock substantial additional value at Baxter.”

In addition to the new Director appointments, Baxter and Third Point have entered into an agreement that includes standstill and voting provisions, and a commitment to declassify the company’s Board. The agreement also contemplates that Baxter will work to transition to annual election of the company’s directors beginning at the 2016 annual meeting. The complete agreement will be filed by the company as an exhibit to a Current Report on Form 8-K with the Securities and Exchange Commission.

“We are pleased to have reached a collaborative agreement with Baxter’s Board of Directors and management team,” said Daniel S. Loeb, Chief Executive Officer of Third Point. “We are confident that the expansion of the Board will prove beneficial and look forward to working closely with the company toward the mutual goal of enhancing shareholder value.”

About Baxter

Baxter provides a broad portfolio of essential renal and hospital products, including home, acute and in-center dialysis; sterile IV solutions; infusion systems and devices; parenteral nutrition; biosurgery products and anesthetics; and pharmacy automation, software and services. The company’s global footprint and the critical nature of its products and services play a key role in expanding access to healthcare in emerging and developed countries. Baxter’s employees worldwide are building upon the company’s rich heritage of medical breakthroughs to advance the next generation of healthcare innovations that enable patient care.

About Third Point

Third Point LLC is an SEC-registered investment adviser headquartered in New York, managing over $17 billion in assets. Founded in 1995, Third Point follows an event-driven approach to investing globally.

This release includes forward-looking statements concerning Baxter’s future actions and information regarding Third Point’s investment in Baxter. The statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those in the forward-looking statements: continued strength in the company’s financial position, including cash flows; future decisions of the board of directors of the company (including with respect to the anticipated appointment of an additional director to the board); the ability to achieve the intended results from the recent separation of the biopharmaceutical and medical products businesses on the terms currently contemplated, if at all; and other risks identified in Baxter’s most recent filing on Form 10-K and other SEC filings, all of which are available on Baxter’s website. Baxter does not undertake to update its forward-looking statements.

# # #

C-1

EXHIBIT D

PROPOSED FORM OF

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

BAXTER INTERNATIONAL INC.

Baxter International Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

(1) That the Board of Directors of the Corporation (the “Board”), at a meeting held on [            ], duly adopted resolutions setting forth a proposed amendment of the Amended and Restated Certificate of Incorporation of the Corporation, declaring said amendment to be advisable and directing that the amendment be submitted to the stockholders of the Corporation for consideration at the 2016 annual meeting of stockholders. The resolution setting forth the proposed amendment is as follows:

NOW, THEREFORE, BE IT RESOLVED, that the amendment and restatement of Article SIXTH of the Corporation’s Amended and Restated Certificate of Incorporation, in the form set forth below (the “Charter Amendment”), be, and it hereby is, declared advisable and approved and adopted in all respects:

SIXTH: Until the 2018 annual meeting of stockholders, (i) the Board of Directors shall be divided into three classes; (ii) the term of office for one class of directors will expire each year at the annual meeting of stockholders, in each case until the directors’ respective successors are elected and qualified; and (iii) the directors chosen to succeed those whose terms are expiring shall be identified as being of the same class as the directors whom they succeed and shall be elected for a term expiring at the third succeeding annual meeting of stockholders or thereafter in each case until their respective successors are elected and qualified, subject to death, resignation, retirement or removal from office.

Notwithstanding the foregoing, (i) at the 2016 annual meeting of stockholders, the directors whose terms expire at that meeting shall be elected to hold office for a one-year term expiring at the 2017 annual meeting of stockholders; (ii) at the 2017 annual meeting of stockholders, the directors whose terms expire at that meeting shall be elected to hold office for a one-year term expiring at the 2018 annual meeting of stockholders; and (iii) at the 2018 annual meeting of stockholders and each annual meeting of stockholders thereafter, all directors shall be elected for a one-year term expiring at the next annual meeting of stockholders. Pursuant to such procedures, effective as of the 2018 annual meeting of stockholders, the Board of Directors will no longer be classified under Section 141(d) of the General Corporation Law of the State of Delaware and directors shall no longer be divided into three classes. Prior to the 2018 annual meeting of stockholders, (a) any board seats created as a result of an increase in the number of directors comprising the entire Board of Directors shall be allocated to make the classes of directors as nearly equal as possible, (b) any director elected to fill a term resulting from an increase in the number of directors shall have the same term as the other members of his class or, if the director is not a member of a class, until the next annual meeting, and (c) a director elected to fill any other vacancy shall have the same remaining term as that of his predecessor.

D-1

A director shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

Whenever the holders of any one or more classes or series of Preferred Stock issued by the Corporation shall have the right, voting separately by class or series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of the certificate of incorporation applicable thereto, and such directors so elected shall not be divided into classes pursuant to this Article SIXTH.

(2) That thereafter, pursuant to resolution of its Board, an annual meeting of the stockholders of the Corporation was duly called and held, on [            ], 2016 upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

(3) That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

D-2

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed this [            ] day of [            ], 2016.

BAXTER INTERNATIONAL INC.

By:
Name:
Title:

D-3